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                                                            SEC FILE NUMBER
                                                               001-15665
                                                       -------------------------
                                                              CUSIP NUMBER
                                                               90264C105
                                                       -------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

                 For Period Ended:  April 30, 2004
                                    --------------

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR

                 For the Transition Period Ended: ___________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a
portion of the filing checked above, identify the Item(s) to which the notification relates:
------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION
UC Hub Group, Inc.
------------------
Full Name of Registrant

Expertise Technology Innovation, Inc.
-------------------------------------
Former Name if Applicable

10390 Commerce Center Drive, Suite 250
--------------------------------------
Address of Principal Executive Office
 (Street and Number)

Rancho Cucamonga, CA 91730
--------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion
       [X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

         UC Hub Group, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended April 30, 2004, could not be filed without unreasonable effort or expense within the prescribed time period because management requires additional time to compile and complete the financial statements required to be included in the report. This is its first quarterly report since the reverse merger which occurred in the quarter ended April 30, 2004.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Larry Wilcox                       (800) 425-5266
                ------------                       --------------
                   (Name)                   (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes No [ ]
------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         It is anticipated that the Company will have a net loss for the nine months ended April 30, 2004 of approximately $256,000, as compared to the net loss for the nine months ended March 31, 2003 of $15,020. The reason for the change is due to the merger with United Communications HUB, Inc. which was completed as of March 5, 2004. Prior to that date, the Company was inactive.

--------------------------------------------------------------------------------

                               UC Hub Group, Inc.
                               ------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 14, 2004                    By  /s/ Larry Wilcox
     -------------                        -------------------------------------
                                          Larry Wilcox, Chief Executive Officer


                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).